

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via E-mail
Mr. John G. Call, Senior Vice President and Chief Financial Officer
Ross Stores, Inc.
4440 Rosewood Drive
Pleasanton, California 94588

   Re: Ross Stores, Inc.
        Form 10-K for Fiscal Year End
        January 29, 2011
        Filed March 29, 2011
        File No. 000-14678

Dear Mr. Call:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ James Lopez (for)

                        John Reynolds
                        Assistant Director